STATE of DELAWARE CERTIFICATE of TRUST

This Certificate of Trust (this “Certificate”), executed by the undersigned Trustee, is filed in accordance with the provisions of the Treatment of Delaware Statutory Trust (12 Del. Code Ann. Tit. 12 Section 3801 et seq.) (the “Act”) and sets forth the following:

1.	The name of the trust is: Cantor Select Portfolios Trust (the “Trust”).
2.	The address of its registered office in the State of Delaware is:

Corporation Service Company

251 Little Falls Drive

Wilmington, DE 19808

New Castle County

3.	The Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).
4.	Notice is hereby given that the Trust shall consist of one or more series. Pursuant to Section 3804 of the Act, the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to the governing instrument of the Trust or is hereafter authorized and existing pursuant to said governing instrument, shall be enforceable against the assets associated with such series only, and not against the assets of the Trust generally or any other series thereof, and, except as otherwise provided in the governing instrument of the Trust, none of the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to the Trust generally or any other series thereof shall be enforceable against the assets of such series.
5.	This Certificate is effective upon filing.

IN WITNESS WHEREOF, the undersigned, being the sole Trustee of Cantor Select Portfolios Trust, has executed this Certificate on this 16th day of December, 2021.

/s/Terrence O. Davis

Terrence O. Davis

Sole Initial Trustee